FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:	July, 2004
Commission File Number :	001-15218

LAFARGE
(Translation of registrant's name into English)

61, rue des Belles Feuilles
75116 Paris
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures:

Press Release, dated July 13, 2004, relating to: Lafarge successfully completes a Eurobond exchange offer

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PRESS RELEASE

Euronext : LG, NYSE : LR	Paris, 13 July, 2004

Lafarge successfully completes a Eurobond exchange offer

Lafarge announces today having successfully completed a Eurobond exchange offer.
The offer to exchange Lafarge €1 bn bonds due 2008 for a new 10-year benchmark bond was launched on 29 June, 2004 and was priced on 9 July. The offer will be finally settled on 16 July. The transaction was well received by the market and investors, and a total of nominal €560 million of existing bonds were exchanged against a new issue amounting to €612 million.

This exchange offer, which follows a first successful bond exchange for €500 million completed in December 2003, forms part of Lafarge's ongoing management of its debt. It enables the group to lengthen the average maturity of its debt without increasing its amount, and to achieve a more balanced repayment schedule while benefiting from favorable market conditions.

“This offer is perfectly in line with Lafarge’s active management of its debt. The high level of interest raised by the offer and the pricing achieved reflect the status of Lafarge as a premium borrower in the bond market", declared Jean-Jacques Gauthier, Executive Vice-President Finance.

The offer was subject to a prospectus approved by the Luxembourg listing authorities and did not constitute a public offer in any jurisdictions other than Luxembourg. Accordingly, no offer was made in Italy, Sweden, Finland or Spain and other restrictions applied in particular in the United Kingdom, France, Germany, Belgium, Denmark and The Netherlands. The offer was made outside the United States in accordance with Regulation S under the Securities Act of 1933. The securities offered have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the Securities Act.

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 75,000 people in 75 countries and posted sales of €13.6 billion in 2003. Additional information is available on the web site at www.lafarge.com.

COMMUNICATIONS:	INVESTOR RELATIONS :

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	James Palmer: 33-1 44-34-11-26 james.palmer@lafarge.com

Philippe Hardouin: 33-1 44-34-11-71 philippe.hardouin@lafarge.com	Danièle Daouphars: 33-1 44-34-11-51 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions ("Factors"), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company's business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company's public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 13, 2004	Lafarge
(Registrant)

By: /s/ Jean-Pierre Cloiseau
Name: Jean-Pierre Cloiseau
Title: Senior Vice President, Finance

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